Exhibit 21.1

SUBSIDIAIRES OF AGM GROUP HOLDINGS INC.

Subsidiaries	Jurisdiction of Incorporation/Formation
AGM Technology Limited (“AGM HK”)	Hong Kong SAR
AGM Tianjin Construction Development Co., Ltd. (“AGM Tianjin”)	People’s Republic of China
Beijing AnGaoMeng Technology Service Co., Ltd. (“AGM Beijing”)	People’s Republic of China
AGM Software Service LTD (“AGM Software”)	British Virgin Islands
Nanjing Lucun Semiconductor Co., Ltd. (“Nanjing Lucun”)	People’s Republic of China
AGM Defi Tech Limited (“AGM Defi Tech”)	Hong Kong SAR
AGM Defi Lab Pte Limited (“AGM Defi Lab”)	Singapore
Beijing Keen Sense Technology Service Co., Ltd. (“Beijing Keen Sense”)	People’s Republic of China
AGM Electronic Technology Limited (“AGM Electronic”)	Hong Kong SAR
AGM Canada Holdings Limited (“AGM Canada”)	British Columbia, Canada
AGM Energy Corp. (“AGM Energy”)	Alberta, Canada
Beijing Bixin Electronic Technology Co., Ltd (“Beijing Bixin”)	People’s Republic of China
AGM Integrated Tech Limited (“AGM Integrated”）	Hong Kong SAR